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                                                            OMB APPROVAL
                            UNITED STATES             OMB Number: 3235-0211
                 SECURITIES AND EXCHANGE COMMISSION   Expires: November 30, 2002
                       WASHINGTON, D.C. 20549         Estimated average burden
                                                      hours per response.....1.0
                             FORM N-18F-1



          NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940.




               RESERVE MUNICIPAL MONEY-MARKET TRUST
-------------------------------------------------------------------------------
                     Exact Name of Registrant






        PERSONS WHO TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1848 (5-00)

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                             NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                  SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 11th day of October, 2001.

                              Signature   RESERVE MUNICIPAL MONEY-MARKET TRUST
                                                 (Name of Registrant)

                                     By   /s/ BRUCE R. BENT II
                                          (Name of director, trustee or officer
                                          signing on behalf of Registrant)

                                          PRESIDENT & TRUSTEE
                                                (Title)

Attest: /s/ Mary Kathleen F. Gaza
        -------------------------
               (Name)

             Secretary
              (Title)